MENSTRUAL MATES, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023 and 2022

(Unaudited)

Menstrual Mates Inc

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
1000 Chase Checking (1871)	-18.17	1,206,994.38
1005 Chase Business Checking (9161)	65,455.88	
1015 PayPal Bank	0.00	858.97
1020 Shopify Balance	-142.43	
Total Bank Accounts	**$65,295.28**	**$1,207,853.35**
Other Current Assets		
1200 Merchant Processing Clearing Account		
1201 Shopify Clearing	0.00	0.00
1202 Paypal Clearing	0.00	0.00
1203 Stripe Clearing	0.00	0.00
1204 Shop Cash Clearing	0.00	
Total 1200 Merchant Processing Clearing Account	**0.00**	**0.00**
1300 Inventory Asset	0.00	0.00
1305 Finished Goods	154,345.74	2,726.27
1310 Components, Packaging & Landed Costs	69,214.03	215.32
Total 1300 Inventory Asset	**223,559.77**	**2,941.59**
1400 Prepaid Expenses		
1405 Prepaid Inventory	0.00	37,119.00
1410 Prepaid Expense	12,080.65	1,540.00
1415 Prepaid Federal Taxes	0.00	76,230.00
Total 1400 Prepaid Expenses	**12,080.65**	**114,889.00**
1425 Shopify Carried Balances	2,020.99	
1600 Payroll Taxes Receivable	16,620.70	
1635 Employee Cash Advances	12,029.92	12,029.92
Total Other Current Assets	**$266,312.03**	**$129,860.51**
Total Current Assets	**$331,607.31**	**$1,337,713.86**

Menstrual Mates Inc

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
Fixed Assets		
1500 Fixed Asset		
1505 Tooling	50,056.40	0.00
1506 Accumulated Depreciation - Tooling	-4,171.38	
Total 1505 Tooling	**45,885.02**	**0.00**
Total 1500 Fixed Asset	**45,885.02**	**0.00**
Total Fixed Assets	**$45,885.02**	**$0.00**
Other Assets		
1605 Product Development Costs	1,246,970.58	373,986.00
1610 Accumulated Amortization	-172,301.00	-35,471.00
Total Other Assets	**$1,074,669.58**	**$338,515.00**
TOTAL ASSETS	**$1,452,161.91**	**$1,676,228.86**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P)	148,668.04	
Total Accounts Payable	**$148,668.04**	**$0.00**
Credit Cards		
2100 Credit Card	18,038.83	
Total Credit Cards	**$18,038.83**	**$0.00**
Other Current Liabilities		
2200 Accrued Expenses	0.00	
2250 Donations Payable	149.50	20.00
2300 Deferred Revenue	691,007.47	585,116.73
2301 Shopify Merchant Fees	-23,136.14	-14,902.10
2302 Paypal Merchant Fees	-9,279.84	-9,279.84
Total 2300 Deferred Revenue	**658,591.49**	**560,934.79**
2550 Shopify Loan	0.00	
Total Other Current Liabilities	**$658,740.99**	**$560,954.79**
Total Current Liabilities	**$825,447.86**	**$560,954.79**

Menstrual Mates Inc

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
Long-Term Liabilities		
2600 Notes Payable - Long - Term Liability		
2605 Indiana 21st Century Fund, LP Loan Payable 6/24	0.00	0.00
2610 Indiana 21st Century Fund, LP Loan Payable 9/24	0.00	0.00
2615 George Kaiser Family Foundation Loan Payable 6/24	875,879.45	824,504.26
2620 Sixty8 Capital L.P. Loan Payable 7/24	543,504.11	512,702.49
2625 Debut Capital Loan Payable	27,153.42	25,505.16
2630 Paul Bush Loan Payable	5,422.84	5,101.04
2635 Alan Downen Loan Payable	6,133.66	5,101.04
2640 George Kaiser Family Foundation Loan Payable	176,366.28	165,840.82
2645 Cindy Belardo Loan Payable	35,983.84	
2650 Sixty8 Capital L.P. Loan Payable 8/25	51,068.49	
2655 Render Capital Loan Payable 09/18	203,419.18	
2660 Wefunder Loan Payable 10/13	61,589.57	
2665 Sonja Simpson Loan Payable 10/13	15,194.79	
2670 Whitney and Jesse Hull Loan Payable 10/13	10,129.86	
2675 Phil Lewis Loan Payable 10/23	12,641.78	
2680 Alex Lewis Loan Payable 10/23	12,641.78	
2685 TETHERED, LLC Loan Payable 10/13	75,936.99	
2695 ImpactAssets Inc. 11/14	25,193.15	
Total 2600 Notes Payable - Long - Term Liability	**2,138,259.19**	**1,538,754.81**
2700 Long - Term Loans	0.00	0.00
Total Long-Term Liabilities	**$2,138,259.19**	**$1,538,754.81**
Total Liabilities	**$2,963,707.05**	**$2,099,709.60**
Equity		
3000 Opening balance equity	0.00	0.00
3100 Common Stock		
3105 Cindy	28.50	28.50
3110 Drew	28.50	28.50
3115 Paul Sherman	3.00	3.00
Total 3100 Common Stock	**60.00**	**60.00**
3200 Additional Paid-in Capital		
3205 APIC - Cindy	971.50	971.50
3210 APIC - Drew	971.50	971.50
3215 APIC - Paul Sherman	19,997.00	19,997.00
Total 3200 Additional Paid-in Capital	**21,940.00**	**21,940.00**

Menstrual Mates Inc

Balance Sheet
As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
3300 SAFE Note Investments		
3305 Indiana 21st Century Fund, LP (Elevate)	0.00	0.00
3310 ImpactAssets Inc. (Inicio Ventures)	50,000.00	50,000.00
3315 John Belardo	20,000.00	20,000.00
Total 3300 SAFE Note Investments	**70,000.00**	**70,000.00**
3400 Retained Earnings	-515,480.74	-60,488.82
Net Income	-1,088,064.40	-454,991.92
Total Equity	**$ -1,511,545.14**	**$ -423,480.74**
TOTAL LIABILITIES AND EQUITY	**$1,452,161.91**	**$1,676,228.86**

Menstrual Mates Inc

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
4000 Sales	0.00	
4005 Cup Sales	113,111.00	
4010 Merchandise Sales	740.00	1,669.00
4015 Book Sales	107.47	174.15
Total 4000 Sales	**113,958.47**	**1,843.15**
4020 Shipping Income	17,118.09	338.03
4100 Sales Discount	-7,568.55	-35.10
4200 Sales Refunds & Allowances	-5,699.45	-14.99
Total Income	**$117,808.56**	**$2,131.09**
Cost of Goods Sold		
5000 Cost of goods sold		
5005 COGS - Cup	61,554.24	
5010 COGS - Merchandise	598.99	1,317.29
5015 COGS - Book		89.45
5020 COGS - Packaging	2,028.12	
5025 COGS - Inbound Freight and Duties	-20,136.33	
5030 Inventory Shrinkage & Adjustment		0.00
5035 COGS - Other	221.14	
Total 5000 Cost of goods sold	**44,266.16**	**1,406.74**
Total Cost of Goods Sold	**$44,266.16**	**$1,406.74**
GROSS PROFIT	**$73,542.40**	**$724.35**
Expenses		
6000 Selling & Fulfillment Expenses		
6005 Outbound Freight & Shipping	36,757.86	145.08
6010 Fulfillment	4,438.52	
6015 Selling Software	587.00	543.00
6020 Merchant Fees		
6025 Shopify Fees	2,745.58	460.89
6030 Paypal Fees	30.00	287.01
Total 6020 Merchant Fees	**2,775.58**	**747.90**
6040 Recycling	912.00	
Total 6000 Selling & Fulfillment Expenses	**45,470.96**	**1,435.98**
6100 Advertising & Marketing		
6105 Digital & Social media		
6106 Facebook Ads	64,269.39	11,211.22
6107 Google Ads	14,949.97	902.13
6108 Tiktok Ads	15,333.31	385.82
6109 Influencer Expenses		23,676.41
Total 6105 Digital & Social media	**94,552.67**	**36,175.58**

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
6115 Brand Marketing		
6117 Public Relations	5,092.00	31,470.00
6118 Print, Photo & Video Expense	11,956.33	15,529.74
6120 Donations	2,230.83	2,872.37
6121 Samples	1,580.46	
Total 6115 Brand Marketing	**20,859.62**	**49,872.11**
6130 Marketing Software	19,454.38	4,064.28
6145 Website Expense	827.84	4,151.98
6150 Advertising & Marketing Payroll Expenses		
6151 Advertising Salaries & Wages	107,136.05	27,924.86
6152 Advertising Payroll Taxes	9,045.45	5,152.60
6154 Marketing Contractors & Agency	13,046.70	
6155 Advertising Salaries & Wages - Officers	89,058.00	56,611.69
Total 6150 Advertising & Marketing Payroll Expenses	**218,286.20**	**89,689.15**
6165 Advertising Bonuses		0.00
6170 Marketing Campaign	5,000.00	
6180 Other Advertising & Marketing	8,220.54	
Total 6100 Advertising & Marketing	**367,201.25**	**183,953.10**
6200 Product Development Cost	0.00	0.00
6300 General & Administrative		
6350 Legal & Professional Services		
6351 Accounting	25,909.90	8,786.30
6352 Legal	65,580.15	51,134.65
6353 Other Professional Fees	50.00	
Total 6350 Legal & Professional Services	**91,540.05**	**59,920.95**
6400 Payroll Expenses		
6401 Salaries & Wages	141,210.33	23,076.90
6404 Payroll Taxes	26,260.82	3,779.19
6405 Employee Fringe Benefits	275.00	2,600.00
6406 Contractors	23,440.07	3,974.19
6407 Payroll Processing Fees	2,717.31	109.37
6408 Recruiting	1,569.75	2,499.01
6409 Bonuses		0.00
6410 Salaries & Wages - Officers	97,355.00	64,211.71
Total 6400 Payroll Expenses	**292,828.28**	**100,250.37**
6450 Rent & Utilities		
6451 Rent & Lease	875.00	
6453 Storage	248.14	
Total 6450 Rent & Utilities	**1,123.14**	

Menstrual Mates Inc

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
6500 Travel		2,800.89
6501 Airlines	10,772.17	6,616.05
6502 Lodging	22,722.14	3,292.43
6503 Ground Transportation	1,810.81	2,793.23
Total 6500 Travel	**35,305.12**	**15,502.60**
6550 Software Expenses	40,280.22	15,210.98
6555 Insurance	15,172.47	3,832.79
6560 Meals & Entertainment	2,039.18	2,879.61
6565 Office Expense	9,502.16	7,586.12
6570 Dues & Subscriptions		450.00
6575 Bank Charges & Fees	686.14	247.00
6580 Licenses & Fees	10,474.47	2,092.36
6585 Other Business Expenses	7,782.85	1,131.13
Total 6300 General & Administrative	**506,734.08**	**209,103.91**
Total Expenses	**$919,406.29**	**$394,492.99**
NET OPERATING INCOME	$ -845,863.89	$ -393,768.64
Other Income		
7005 Grants		13,000.00
Total Other Income	**$0.00**	**$13,000.00**
Other Expenses		
7010 Foreign Currency Exchange	-14.30	-2.53
8000 Other Expense	0.00	
8100 Interest & Financing Expense	109,663.94	38,754.81
Total 8000 Other Expense	**109,663.94**	**38,754.81**
8201 Federal Income Tax Expense	-9,399.95	0.00
8202 State Income Tax Expense	949.44	
8300 Depreciation	4,171.38	
8400 Amortization Expenses	136,830.00	35,471.00
Total Other Expenses	**$242,200.51**	**$74,223.28**
NET OTHER INCOME	$ -242,200.51	$ -61,223.28
NET INCOME	$ -1,088,064.40	$ -454,991.92

Menstrual Mates Inc
Statement of Cash Flows
January - December 2023

		2023		2022
OPERATING ACTIVITIES				
Net Income		-1,088,064.40		-454,991.92
Adjustments to reconcile Net Income to Net Cash provided by operations:				
1305 Inventory Asset:Finished Goods		-151,619.47		-2,115.55
1310 Inventory Asset:Components, Packaging & Landed Costs		-68,998.71		-215.32
1405 Prepaid Expenses:Prepaid Inventory		37,119.00		-37,119.00
1410 Prepaid Expenses:Prepaid Expense		-10,540.65		-1,540.00
1415 Prepaid Expenses:Prepaid Federal Taxes		76,230.00		-76,230.00
1425 Shopify Carried Balances		-2,020.99		0.00
1600 Payroll Taxes Receivable		-16,620.70		0.00
1635 Employee Cash Advances		0.00		-12,029.92
1610 Accumulated Amortization		136,830.00		35,471.00
2000 Accounts Payable (A/P)		148,668.04		0.00
2100 Credit Card		18,038.83		0.00
2250 Donations Payable		129.50		20.00
2300 Deferred Revenue		105,890.74		584,260.04
2301 Deferred Revenue:Shopify Merchant Fees		-8,234.04		-14,902.10
2302 Deferred Revenue:Paypal Merchant Fees		0.00		-9,279.84
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	264,871.55	$	466,319.31
Net cash provided by operating activities	-$	823,192.85	$	11,327.39
INVESTING ACTIVITIES				
1505 Fixed Asset:Tooling		-50,056.40		0.00
1506 Fixed Asset:Tooling:Accumulated Depreciation - Tooling		4,171.38		0.00
1605 Product Development Costs		-872,984.58		-373,986.00
Net cash provided by investing activities	-$	918,869.60	-$	373,986.00
FINANCING ACTIVITIES				
2605 Notes Payable - Long - Term Liability:Indiana 21st Century Fund, LP Loan Payable 6/24		0.00		-20,000.00
2610 Notes Payable - Long - Term Liability:Indiana 21st Century Fund, LP Loan Payable 9/24		0.00		-40,000.00
2615 Notes Payable - Long - Term Liability:George Kaiser Family Foundation Loan Payable 6/24		51,375.19		824,504.26
2620 Notes Payable - Long - Term Liability:Sixty8 Capital L.P. Loan Payable		30,801.62		512,702.49
2625 Notes Payable - Long - Term Liability:Debut Capital Loan Payable		1,648.26		25,505.16
2630 Notes Payable - Long - Term Liability:Paul Bush Loan Payable		321.80		5,101.04
2635 Notes Payable - Long - Term Liability:Alan Downen Loan Payable		1,032.62		5,101.04
2640 Notes Payable - Long - Term Liability:George Kaiser Family Foundation Loan Payable		10,525.46		165,840.82
2645 Notes Payable - Long - Term Liability:Cindy Belardo Loan Payable		35,983.84		0.00
2650 Notes Payable - Long - Term Liability:Sixty8 Capital L.P. Loan Payable 8/25		51,068.49		0.00
2655 Notes Payable - Long - Term Liability:Render Capital Loan Payable 09/18		203,419.18		0.00
2660 Notes Payable - Long - Term Liability:Wefunder Loan Payable 10/13		61,589.57		0.00
2665 Notes Payable - Long - Term Liability:Sonja Simpson Loan Payable 10/13		15,194.79		0.00
2670 Notes Payable - Long - Term Liability:Whitney and Jesse Hull Loan Payable 10/13		10,129.86		0.00
2675 Notes Payable - Long - Term Liability:Phil Lewis Loan Payable 10/23		12,641.78		0.00
2680 Notes Payable - Long - Term Liability:Alex Lewis Loan Payable 10/23		12,641.78		0.00
2685 Notes Payable - Long - Term Liability:TETHERED, LLC Loan Payable 10/13		75,936.99		0.00
2695 Notes Payable - Long - Term Liability:ImpactAssets Inc. 11/14		25,193.15		0.00
2700 Long - Term Loans		0.00		-10,000.00
3305 SAFE Note Investments:Indiana 21st Century Fund, LP (Elevate)		0.30		-20,000.00
3315 SAFE Note Investments:John Belardo		0.00		20,000.00
Net cash provided by financing activities	$	599,504.68	$	1,468,754.81
Net cash increase for period	-$	1,142,557.77	$	1,106,096.20
Cash at beginning of period		1,207,853.35		101,757.15
Cash at end of period	$	65,295.58	$	1,207,853.35

Menstrual Mates Inc
Consolidated Statement of Equity

	Common Stock		Preferred Stock		SAFE	Additional	Retained Earnings	
	Shares	Amount	Shares	Amount	Amount	Paid-in Capital	Accumulated Deficit	Total
Ending Balance, December 31, 2020	6,000,000	60	-	-	-	21,940	(649.57)	21,350
Contributions	-	-	-	-	70,000	-	-	70,000
Other comprehensive gain/(loss)	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	(59,839.25)	(59,839.25)
Ending Balance, December 31, 2021	6,000,000	60	-	-	70,000	21,940	(60,488.82)	31,511
Contributions	-	-	-	-	20,000	-	-	20,000
Return of Capital	-	-	-	-	(20,000)	-	-	(20,000)
Other comprehensive gain/(loss)	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	(454,991.92)	(454,991.92)
Ending Balance, December 31, 2022	6,000,000	60	-	-	70,000	21,940	(515,480.74)	(423,480.74)
Contributions	-	-	-	-	-	-	-	-
Return of Capital	-	-	-	-	-	-	-	-
Other comprehensive gain/(loss)	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	(1,088,064.40)	(1,088,064.40)
Ending Balance, December 31, 2023	6,000,000	60	-	-	70,000	21,940	(1,603,545.14)	(1,511,545.14)

Menstrual Mates, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Menstrual Mates, Inc (the "Company") is a corporation organized in October 2021 under the laws of Delaware.T he Company operates an online e-commerce platform and derives revenue from selling its products directly to consumers through their website.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52 week fiscal year ending on December 31.

c) Cash and Cash Equivalents

For the fiscal years ended December 31, 2023 and December 31, 2022, the Company's cash posiDons includes its operaDng bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. CONVERTIBLE NOTES

The Company has entered into multiple convertible note agreements throughout 2022-2024. In 2022 and 2023, the Company sold a total of $1,645,800 worth of convertible notes with a $7,000,000 valuation cap, 6% interest rate, and 20% discount rate. In March 2024, the Company sold a total of $735,000 worth of convertible notes with a $4,500,000 valuation cap, 6% interest rate, and 20% discount rate. In April 2024, the Company sold $25,000 worth of convertible notes with a $7,000,000 valuation cap, 6% interest rate, and 20% discount rate

4. RELATED PARTY TRANSACTIONS

The Company has entered into multiple related party transactions throughout 2020-2204. In November 2020, the company sold $20,000 worth of common stock at a pre-money valuation of $380,000 to Paul Sherman, father of CMO Drew Jarvis. In January 2022, the Company sold $20,000 worth of SAFEs with a $3,000,000 valuation cap to John Belardo, father of CEO Cynthia Belardo. In July 2023, the company sold $35,000 worth of convertible notes with a $7,000,000 valuation cap, 6% interest rate, and 20% discount rate to Cynthia Belardo, the Company CEO. In March 2024, the Company sold $200,000 worth of convertible notes with a $4,500,000 valuation cap. 6% interest rate, and 20% discount rate to Sixty8 Capital, which also received a Board of Directors seat for the investment. Also in March 2024, the Company sold $500,000 worth of convertible notes with a $4,500,000 valuation cap. 6% interest rate, and 20% discount rate to Render Capital, which also received a Board of Directors seat for the investment.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.